[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: 212.859.8535 Fax: 212.859.4000 kenneth.rosh@friedfrank.com

October 1, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Grupo Televisa, S.A.B. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed June 30, 2009 File No. 1-12610

Dear Mr. Spirgel:

This letter sets forth the response of Grupo Televisa, S.A.B. (the “Company” or “Televisa”) to the comment letter, dated August 13, 2009, of the staff of the Division of Corporate Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on June 30, 2009.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence.  Page references in the responses below are to the 2008 Form 20-F.

General

1.
Please disclose the basis for, and context of, your claims on page 20 and elsewhere in your annual report that Grupo Televisa, S.A.B. is the largest media company in the Spanish-speaking world.  See Item 4.B.7 of Form 20-F.

Response:

The Company respectfully submits to the Staff that Televisa is the largest media company in the Spanish-speaking world based on its market capitalization.  Televisa considered the following comparable companies:  TV Azteca in Mexico, Grupo Prisa in Spain and Grupo Clarín in Argentina.  The Company will include this as the basis for its disclosure in future filings, as required by Item 4.B.7 of Form 20-F.

Item 9. The Offer and Listing, page 101

2.	We note your reference on page 102 to recapitalization. Please tell us the nature of this recapitalization and provide additional disclosure about this transaction.

Response:

On April 16, 2004, Televisa’s stockholders approved the creation of a new class of capital stock, the B shares, and the distribution of new shares to its stockholders as part of the recapitalization of capital stock, or Recapitalization.  Televisa reported the Recapitalization in a Form 6-K, which it submitted to the SEC on March 25, 2004.  Televisa continued to provide detailed disclosure regarding the Recapitalization in its Form 20-F filings through its fiscal year ended 2007.  Televisa respectfully submits that it decided to eliminate the level of detail regarding the Recapitalization in the 2008 Form 20-F as no longer relevant to its disclosure.

Item 19. Exhibits, page 133

3.
Please file as exhibits to your Form 20-F all contracts to which any of your directors or officers are parties, unless the contract involves only the purchase or sale of current assets that have a determinable market price and the assets are purchased or sold at that price.  See Item 4(b) of the Instructions as to Exhibits on Form 20-F.

Response:

The Company respectfully submits that it is not required to file management contracts, compensatory plans and any other contracts or arrangements to which its directors, or members of its administrative, supervisory or management bodies participate in accordance with Instruction 4(c)(v) to the Exhibits to Form 20-F, since such contracts are not required to be publicly filed in Mexico and are not otherwise publicly disclosed.

Summary of Business Segment Results, page 59

4.
We note your disclosure on page 9 that “This current global economic downturn and/or any future economic downturn, including downturns in the United States, could affect our financial condition and results of operations.”  So that your investors may have a better understanding of your operations, please discuss in more detail how and why your segment revenues and operating income were minimally impacted by the current economic environment.  Also, discuss whether you expect the trend to continue or change and the reasons why.

Response:

During fiscal year ended 2008, the Company’s segment revenues and operating income were minimally impacted by the global economic downturn.  In fact, despite the economic downturn, segment revenues and operating income both showed an increase as compared to fiscal year ended 2007.  This increase was a result of revenue growth in each of the Company’s seven operating segments.  Although expenses actually increased in most segments during fiscal year ended 2008, strong revenue growth and other factors, discussed in the 2008 Form 20-F and set forth below, offset this increase in expenses to yield increased operating income.  The Company respectfully submits that it believes its disclosure in Item 5. Operating and Financial Review and Prospects and in the notes to the financial statements generally, and in its discussion of each segment specifically, explains why the Company’s segment revenues and operating income remained strong despite the economic environment during fiscal year 2008.  The Company’s two largest segments, Television Broadcasting and Sky, representing 63.2% of total consolidated net sales for the year ended December 31, 2008, are discussed in detail below.

Television Broadcasting

Net sales in the Television Broadcasting segment, which are derived primarily from the sale of advertising time, increased in 2008 over net sales in this segment in 2007, due to strong ratings primarily in prime time and because of the Company’s broadcast of the 2008 Olympic Games.  Since Televisa sells advertising on a cost per rating point pricing basis, meaning Televisa charges advertisers based on an actual rating, when ratings are high, as in fiscal year 2008, the Company receives increased advertising fees.  For a further explanation of the cost per rating pricing point basis, please see the Company’s response to comment 5 below.  In addition, the Company was able to avoid the recession’s effect of decreased advertising sales because of the manner in which it sold and continues to sell advertising.  Televisa sells advertising on both an upfront and scatter basis.  During fiscal year 2008, more than 50% of the Company’s advertising was sold through the upfront option, whereby advertisers lock in prices for the upcoming year and make payments upfront.  Since a significant portion of the Company’s advertising revenue was locked in prior to the economic crisis that started in the summer of 2007, the Company was less susceptible to an economic recession than it would have been had it sold advertising strictly on a scatter basis, whereby advertisers choose not to make upfront payments but rather advertise from time to time and pay market rates.

Television Broadcasting operating segment income decreased, albeit marginally, during fiscal year 2008 due to the increase resulting from the production and broadcast costs of the 2008 Olympic Games, among other factors described in the 2008 Form 20-F.  This decrease in operating segment income was partially offset by the increase in net sales among other factors described on page 61 of the 2008 Form 20-F.

Televisa currently expects the results in its Television Broadcasting segment to remain flat.  In its second quarter 2009 earnings conference call held on July 17, 2009, the Company stated that in spite of the strong results in this segment during the first and second quarters of fiscal year 2009, the Company maintained its guidance of flat revenue in its Television Broadcasting segment as a result of the H1N1 epidemic and the further deteriorated Mexican economy, which has negatively impacted advertising sales in the spot market.

Sky

Sky net sales are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.  Despite the economic environment of 2008, Sky’s sales increased because of growth in its subscriber base in Mexico, growth of Sky’s operations in Central America and higher advertising revenues.  As of December 31, 2008 the number of gross active subscribers increased to 1,759,800 (including 128,900 commercial subscribers) compared with 1,585,100 (including 103,100 commercial subscribers) as of December 31, 2007.  Operating income in this segment increased primarily due to higher sales.

Televisa believes this trend of growth in Sky revenues will continue as Sky revenues have increased into the second quarter of 2009 due to Sky’s product offering and exclusive content, which has enabled it to withstand the difficult economic environment.

Advertising Rates and Sales, page 61

5.
Please tell us and explain what is meant by advertising sold on a cost per rating point basis.  Tell us if you are required to achieve a certain rating upon broadcast and how you account for the advertising if the rating is not met.

Response:

The Company offers cost per rating point pricing to its television advertisers. This pricing alternative allows an advertiser to purchase advertising time based on the actual ratings of the television programs during which its advertisements are aired. In other words, our television advertisers are billed for actual minutes used, and price per minute is based on a price tariff which charges them based on an actual rating.

Under cost per rating point pricing, we are not committed with advertisers to achieve a certain rating upon broadcast, and therefore, we do not have to provide any future price adjustments if the rating is not met.

In future filings, the Company will explain what is meant by advertising sold on a cost per rating point basis substantially in the form of the above response.

Contractual Obligations of the Balance Sheet, page 84

6.	Refer to Item 303(a)(5)(ii)(D) of Regulation S-K. Tell us why foreign-produced programming obligations are not included in this table.

Response:

Item 303(a)(5)(ii)(D) of Regulation S-K requires the registrant to discuss its off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  As of December 31, 2008, Televisa had programming obligations that amounted to U.S.$18.5 million, which represents 0.6% of the total contractual obligations off the balance sheet included in the table on page 84 of the 2008 Form 20-F.  These programming obligations represent minimum license fees contracts for the transmission of primarily feature films, programs series, and specials with cable television networks and broadcast stations.  Therefore, Televisa  has concluded that this  contractual obligation will not have nor is reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, either in each individual year or in total, and as such, Televisa has not included it in this table.

In future filings, the Company will consider the inclusion of this information to the extent it is material to its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in accordance with Item 303(a)(5)(ii)(D) of Regulation S-K.

10. Retirement and Termination Benefits, page F-24
Plan Assets or Liability at December 31, page F-51

7.	Tell us how you derived a 20.4% return on plan assets and whether your underlying assumptions are appropriate under GAAP. Refer to paragraph 5(d)(3) of SFAS 132(R).

Response:

At December 31, 2007 and 2008, the Company’s plan assets consisted of 68.8% and 62.6% equity securities, respectively, and 31.2% and 37.4% fixed rate instruments, respectively.  Historically through 2007, the Company has primarily experienced an actual return on plan assets in excess of the expected weighted average return on plan assets.

At December 31, 2007, the Company calculated the expected rate of return on equity securities to equal 25.4% and the expected rate of return on fixed income securities to equal 8.0%.  To arrive at the overall expected return on assets of 20.4%, Televisa used the building block method. Under this method, the percentage of total plan assets of each component of the plan asset mix is determined and then the percentage is multiplied by the expected asset return for the component to which it relates.  The total return is calculated as sum of individual components.

The Company determines the rate of return of individual asset categories by analyzing only the assets on hand at the date of measurement. No assumptions are made regarding potential future investment decisions.  A time horizon of twelve years is being utilized to determine future potential earnings.  This period represents the expected average remaining service of the current PBO (without new entrants into the plan).  In determining the rate of return, both past performance trends as well as projected capital market movements are considered.  Over the past twelve years the average nominal annual rate of return on equity securities has equaled 23.8%, and the historical average nominal long-term rate of return on fixed income securities has equaled 7.82%.  To project future growth of assets, the Company takes into consideration inflation rates, Mexican Peso to U.S. Dollar exchange rate fluctuation and future markets trends and expectations, including projected long-term interest rates.

The Company’s total plan assets represented 143.6% and 102.4% of the related total projected benefit obligation under U.S. GAAP as of December 31, 2007 and 2008, respectively. The Company's expected return on plan assets for the year 2009 was estimated by taking into consideration, among other factors, the 2008 global economic downturn and the actual return on equity and fixed income securities for the year ended December 31, 2008.

In accordance with paragraph 5(d)(3) of SFAS 132(R) Televisa will include, in all future filings, a detailed narrative of the basis used to determine the expected long-term rate of return assumption.  This narrative will be similar to the previous paragraph and will include the general approach used, the extent to which the overall rate of return assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns and how those adjustments were determined.

23(f). Goodwill and Other Intangible Assets, page F-49

8.	Tell us and disclose why the carrying amount of the Publishing segment’s goodwill is significantly higher under US GAAP than Mexican FRS.

Response:

The Company respectfully submits that it believes its disclosure on page page F-49, second paragraph, (e) Purchase Accounting Adjustments of the 2008 Form 20-F explains why the carrying amount of the Publishing segment’s goodwill is higher under U.S. GAAP than under Mexican FRS.

In 2000, the Group acquired a minority shareholder’s entire interest in Editorial Televisa by issuing treasury shares of capital stock.  Under Mexican FRS, this acquisition was accounted for as a purchase, with the purchase price equal to the carrying value of the Group’s treasury shares at the acquisition date, with related goodwill of Ps.87,771 being recognized. Under U.S. GAAP, this acquisition was also accounted for by the purchase method, with the purchase price being equal to the fair value of the shares issued by the Group, which was greater than the treasury stock carrying value. The incremental purchase price adjustment under U.S. GAAP of Ps.1,358,428 was allocated to goodwill.  There is no net income adjustment as goodwill is no longer amortized for either Mexican FRS or U.S. GAAP purposes.  The U.S. GAAP stockholders’ equity adjustment for each of the periods presented reflects the difference in the goodwill carrying value under U.S. GAAP versus Mexican FRS.

23(g) Equity Method Investees, page F-50

9.
Per your disclosure on page 24, you owned 58.3% of the capital stock and 49% of the voting stock of Cablemás through your indirect subsidiary, Alvafig, as of May 2009.  Please tell us how you obtained a controlling interest in Cablemás beginning in June 2008 and your basis for consolidating Cablemás under US GAAP.  Refer to your basis in the accounting literature.

Response:

The Company respectfully submits that it believes its disclosure on page 26 of the 2008 Form 20-F explains how it obtained an interest in Cablemás.

 Under the voting interest model, the usual condition for a controlling financial interest is ownership of over 50% of the outstanding voting shares.  However, the majority voting share ownership is not the sole criterion for control.  Rule 1-02 of Regulation S-X defines control as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.”  However, such rule does not list specific criteria that need to be considered in determining whether a less-than-majority-owned entity should be consolidated.  Rather, it emphasizes the need to consider substance over form to determine an appropriate consolidation policy.

Even though Televisa does not have the majority voting interest of Cablemás, it has considered the following factors to conclude that, starting in June 2008, Televisa has operational control over Cablemás:

-
In June 2008, there were certain amendments to agreements between the shareholders of Cablemás, which granted Televisa the legal right to choose the majority of the board of directors, which controls the day-to-day operations of Cablemás;

-
The board of directors has the ability to decide on all operational matters of Cablemás, except for certain limitations, which Televisa has concluded are protective in nature for the other shareholders, and not participative as defined by EITF 96-16 “Investor´s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”; and

-	Since Televisa appoints the majority of the board of directors, and since it is the board of directors that appoints the CEO, Televisa indirectly has the ability to appoint the CEO of Cablemás.

In considering the abovementioned factors, which give Televisa operational control over Cablemás, Televisa has consolidated this entity into its financial statements starting June 2008.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that all future correspondence from the SEC be directed to Joaquín Balcárcel, General Counsel of the Company, at jbalcarcel@televisa.com.mx and/or at (525) (55) 261-2433 and Salvi Rafael Folch Viadero, Chief Financial Officer of the Company, at sfolch@televisa.com.mx and/or (525) (55) 261-2580.

In addition, should you or any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate call me at (212) 859-8535 or Loryn Zerner Halper at (212) 859-8087 at Fried, Frank, Harris, Shriver & Jacobson LLP or Joaquín Balcárcel at (525) (55) 261-2433.

Sincerely,
/s/ Kenneth I. Rosh
Kenneth I. Rosh

cc:   Jessica Plowgian, Securities and Exchange Commission
Emilio Azcárraga Jean, Grupo Televisa, S.A.B.
Joaquín Balcárcel, Grupo Televisa, S.A.B.
Salvi Rafael Folch Viadero, Grupo Televisa, S.A.B.